SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 26, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	March 26, 2008

TAM Sets record of 100,500 passengers
transported in a single day

High point reached Monday on the return from the Easter holiday;
load factor reached 81.2% on domestic and international flights

São Paulo, March 26, 2008 – TAM Linhas Aéreas reached a record of 100,500 passengers transported on their domestic and international flights (including regular scheduled flights and charters) in a single day on Monday, March 24, following the Easter holiday, according to preliminary company data. The aircraft total load factor was 81.2% for the day.

"We are happy to have reached this point, which strengthens our market leadership and stimulates us still further in our constant striving for excellent service for our customers – a public commitment we have undertaken,” said Captain David Barioni Neto, president of TAM.

The previous single day record was recorded by the company on December 22, 2007, when 93,757 passengers were transported on TAM’s domestic and international flights. The average occupancy for TAM flights on that date was 84.2% .

TAM is retaining its leadership position in the domestic market with respect to the segment of international flights operated by Brazilian airlines. Cumulatively for the first two months of this year, TAM’s market share for domestic flights stood at 49.4%, while the company’s international flights reached a market share of 67.1% during the same period.

Investor Relations Contact:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:

TAM Linhas Aéreas (www.tam.com.br) has been leading the domestic market for more than four years and it closed this past month of February with a 50.6% market share. The company flies to 42 destinations in Brazil. With business agreements signed with regional companies, it reaches 79 different destinations in the national territory. TAM’s market share among Brazilian companies that operate international flights stood at 67.2% in February. Operations abroad include direct flights to 17 destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Córdoba (Argentina), Santiago (Chile), Caracas (Venezuela), Montevideo and Punta del Este (Uruguay), Asunción and Ciudad del Este (Paraguay), Santa Cruz de la Sierra and Cochabamba (Bolivia). It has code-share agreements that make possible the sharing of seats on flights with international companies, enabling passengers to travel to 64 other destinations in the USA, South America and Europe. A pioneer in Brazil’s airline industry with the launch of its Programa Fidelidade frequent flyer program, TAM today has more than 4.5 million members and has by now has issued more than 5.2 million tickets redeemed with frequent flyer points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.